UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of May 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on March 31, 2005, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on May 5, 2005.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, May 4, 2005

Sirs

Comisión Nacional de Valores

Present

Attention:	Dr. Fernando J. De Candia Ochoa

       Presidente

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the unaudited Financial Statements as of and for the period ended March 31, 2005, which includes its respective notes, that are presented comparative to the previous year ago period (2004).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ GREGORIO TOMASSI
Gregorio Tomassi
Head of Strategic Planning and Investor Relations
Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

as of March 31, 2005 and 2004

and for the three months ended

March 31, 2005 and 2004

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars as of March 31, 2005)

	March 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and temporary investments	1,156,502	836,292
Accounts receivable, net (Note 6)	596,551	455,462
Accounts receivable from Venezuelan Government entities (Note 7)	163,186	164,262
Inventories, spare parts and supplies, net (Note 8)	310,398	122,137
Other current assets	46,372	67,560

Total current assets	2,273,009	1,645,713
Property, plant and equipment, net (Note 9)	4,128,861	4,397,803
Cellular concession, net (Note 2)	190,084	197,081
Long-term accounts receivable from Venezuelan Government entities (Note 7)	62,860	36,315
Other assets (Note 10)	327,872	440,919

Total assets	6,982,686	6,717,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of the long-term debt (Note 11)	215,978	55,752
Accounts payable	757,073	435,710
Accrued employee benefits	97,869	88,188
Short-term pension and other post-retirement benefit obligations (Note 13)	91,465	87,898
Dividends payable (Note 14)	421,074	494,227
Deferred revenue	125,031	143,424
Other current liabilities (Note 12)	275,892	228,444

Total current liabilities	1,984,382	1,533,643
LONG-TERM LIABILITIES:
Long-term debt (Note 11)	84,682	223,091
Provision for legal and tax contingencies (Note 19)	114,855	68,977
Pension and other post-retirement benefit obligations (Note 13)	716,931	785,370

Total liabilities	2,900,850	2,611,081

Minority interests	5,809	2,932

STOCKHOLDERS’ EQUITY (Note 14):
Capital stock adjusted for inflation (equivalent to nominal capital stock of Bs. 29,047)	2,649,372	2,649,372
Additional paid-in capital	41,799	41,799
Retained earnings	1,216,742	1,080,886
Legal reserve	264,938	336,131
Workers benefit shares	(98,034)	(100,084)
Translation adjustment and other	1,210	95,714

Total stockholders’ equity	4,076,027	4,103,818

Total liabilities and stockholders’ equity	6,982,686	6,717,831

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars as of March 31, 2005, except information per share and per ADS)

	For the three months ended March 31,
	2005	2004
OPERATING REVENUES:
Local service	224,252	254,666
Domestic long distance	74,921	74,414

Local and domestic long distance	299,173	329,080

International long distance	28,277	29,065
Net settlements	222	(901)

International long distance	28,499	28,164
Fixed to mobile outgoing calls	174,603	159,464
Interconnection incoming	26,040	19,928
Data transmission	110,128	90,370
Other wireline-related services	29,833	29,946

Total wireline services	668,276	656,952
Wireless services	342,376	246,059
Wireless equipment sales	47,081	27,694

Total wireless services	389,457	273,753
Other	53,871	25,171

Total operating revenues	1,111,604	955,876

OPERATING EXPENSES:
Labor and benefits	161,944	123,407
Operations, maintenance, repairs and administrative	258,024	257,280
Cost of sales of wireless equipments	78,143	32,096
Provision for uncollectibles	22,495	22,298
Interconnection costs	117,290	88,906
Depreciation and amortization	212,375	301,138
Concession and other taxes	58,737	59,350

Total operating expenses	909,008	884,475

Operating income	202,596	71,401

OTHER INCOME (EXPENSES), NET:
Financing benefit (cost), net (Note 15)	23,892	(9,990)
Gain in sale of investments	81,925	—
Other income, net	2,405	2,552

Total other income (expenses), net	108,222	(7,438)

Income before income tax	310,818	63,963
INCOME TAX (Note 17)	(22,135)	(15,033)

Income before minority interest	288,683	48,930

Minority interest	1,193	169

Net income	287,490	48,761

Earnings per share (Note 3-s)	370	63

Earnings per ADS (based on 7 shares per ADS)	2,593	440

Average shares outstanding (in millions)	776	776

The accompanying notes are an integral part of the consolidated financial statements

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 AND THE YEAR ENDED DECEMBER 31, 2004

(In millions of constant bolivars as of March 31, 2005)

	Capital Stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Workers benefits shares	Translation and other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Total
Balance as of December 31, 2003	34,173	3,079,137	3,113,308	41,799	1,526,764	336,131	(463,936)	(100,878)	93,194	4,546,382
Net income	—	—	—	—	48,761	—	—	—	—	48,761
Dividends declared (Note 14)	—	—	—	—	(494,237)	—	—	—	—	(494,237)
Workers benefit shares	—	—	—	—	(402)	—	—	794	—	392
Cancellation of treasury stock (Note 15)	(5,126)	(458,810)	(463,936)	—	—	—	463,936	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	2,520	2,520

Balance as of March 31, 2004	29,047	2,620,327	2,649,372	41,799	1,080,886	336,131	—	(100,084)	95,714	4,103,818
Net income	—	—	—	—	268,131	—	—	—	—	268,131
Dividends declared (Note 14)	—	—	—	—	(96,376)	—	—	—	—	(96,376)
Workers benefit shares	—	—	—	—	2,539	—	—	1,065	—	3,604
Release of excess of legal reserve (Note 14)	—	—	—	—	71,193	(71,193)	—	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(16,953)	(16,953)

Balance as of December 31, 2004	29,047	2,620,327	2,649,372	41,799	1,326,373	264,938	—	(99,019)	78,761	4,262,224
Net income	—	—	—	—	287,490	—	—	—	—	287,490
Dividends declared (Note 14)	—	—	—	—	(392,044)	—	—	—	—	(392,044)
Workers benefit shares	—	—	—	—	(5,077)	—	—	985	—	(4,092)
Valuation of available for sale investments	—	—	—	—	—	—	—	—	(77,551)	(77,551)

Balance as of March 31, 2005	29,047	2,620,327	2,649,372	41,799	1,216,742	264,938	—	(98,034)	1,210	4,076,027

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars as of March 31, 2005)

	For the three months ended March 31,
	2005	2004
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	287,490	48,761
Adjustments to reconcile net income to net cash provided by operating activities -
Loss from net monetary position	19,157	15,176
Exchange (gain) loss, net	(26,185)	5,111
Gain in sale of investments	(81,925)	—
Depreciation and amortization	212,375	301,138
Provision for doubtful accounts	22,495	22,298
Provision for inventories obsolescence	(3,851)	9,171
Provision for legal and tax contingencies	7,169	30,800
Changes in current assets and liabilities -
Accounts receivable	(138,440)	29,016
Accounts receivable from Venezuelan Government entities	(5,478)	(38,515)
Inventories, spare parts and supplies	(36,472)	(42,697)
Other current assets	1,258	(6,267)
Accounts payable	(23,048)	(38,703)
Accrued employee benefits	11,422	(5,914)
Deferred revenues	(23,292)	(1,332)
Other current liabilities	(42,592)	(56,114)

	180,083	271,929
Changes in non current assets and liabilities -
Other assets	77,950	(210)
Pension and other post-retirement benefit obligations	(8,333)	(7,608)

Net cash provided by operating activities	249,700	264,111
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems, net of disposals	(16,459)	(6,218)
Capital expenditures, net of disposals	(112,101)	(69,409)

Net cash used in investing activities	(128,560)	(75,627)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	47,378	—
Payments of debt	(25,398)	(216,821)
Dividends paid	—	—
Assignment (purchase) of shares for workers benefit fund	(4,092)	392

Net cash (used in) provided by financing activities	17,888	(216,429)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	139,028	(27,945)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS:	(39,181)	(50,053)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	30,597	37,288

Increase (decrease) in cash and temporary investments	130,444	(40,710)
CASH AND TEMPORARY INVESTMENTS:
Beginning of the year	1,026,058	877,002

End of the year	1,156,502	836,292

SUPPLEMENTARY INFORMATION:
Unpaid dividends	421,074	494,227

Cash paid during the year for -
Interest	5,232	14,375

Taxes	84,290	142,875

RESULT FROM NET MONETARY POSITION:
Operating activities	14,440	14,460

Financing activities	5,584	20,417

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2005, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The consolidated financial statements were originally issued in Spanish and have been translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, national and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d) - Consolidation).

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government of the Bolivarian Republic of Venezuela (referred to as the Government) in 1991 to provide, manage and operate national telecommunications services, with the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this concession. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 19 (d) - Commitments and contingencies - Concession mandates and Note 4(c) - Regulation - Competition). Beginning June 12, 2000, the Company has been regulated by the Concession and the Telecommunications Law, enacted on that date (Note 4 - Regulation).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of wireline telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide (Note 4 - Regulation).

b)	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval of the Ministry of Infrastructure (referred to as the Ministry) and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed as a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Regulation - Tax regime). These expenses are presented in the accompanying consolidated statement of operations as Concession and other taxes totaling Bs 24,493 and Bs 28,033 for the three months ended March 31, 2005 and 2004, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine of up to 1% of services billed, and/or revocation of the Concession. Though March 31, 2005, CANTV has not been penalized. Furthermore, penalties assessed against CANTV through that date for other concepts have not been material.

CELLULAR CONCESSION

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs 284,194 (Bs 5,388 in nominal amounts) and established the subsidiary Movilnet. The cellular concession was granted for 20 years and is renewable for an additional 20-year period. The amount paid for the cellular concession is being amortized over 40 years. As of March 31, 2005 and 2004, accumulated amortization amounted to Bs 94,110 and Bs 87,113, respectively.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through March 31, 2005, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenue and subsequently decreases by 1% per annum until 2005 (Note 4 (a) - Regulation - Tax regime).

For the three months ended March 31, 2005 and 2004, the cellular concession tax expense included in the accompanying consolidated statement of operations is presented as Concession and other taxes and amounted to Bs 20,450 and Bs 17,506, respectively.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

a)	Basis of presentation

Consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Venezuela (VenGAAP) issued by the Venezuelan Federation of Public Accountants (VFPA). According to Venezuelan Statement of Accounting Principles No. 0, the hierarchy of authoritative accounting guidance is VenGAAP followed in succession by

International Financial Reporting Standards (IFRS), Mexican GAAP bulletins, Financial Accounting Standard Board pronouncements (FASB) and accounting standards promulgated by other Latin American countries with economic issues similar to those of Venezuela.

b)	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

c)	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of March 31, 2004, in accordance with the Revised Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) issued by the VFPA and dated December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at March 31, 2005 based on the Consumer Price Index (CPI) for the Metropolitan Area of Caracas as published by Banco Central de Venezuela (the Central Bank of Venezuela) (BCV). The purpose of this adjustment is to present the consolidated financial statements in monetary units of the same purchasing power. Therefore, the accompanying consolidated financial statements do not represent the market or realizable value of non-monetary assets, which will vary from the updated values based on price indices.

As of March 31, the most representative indices used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2005	2004
Period CPI	474.95087	410.15781
Average for period CPI	470.88293	402.35978

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at March 31, 2005, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) including foreign currency balances as of March 31, 2005, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of March 31, 2004 have been adjusted based upon the relative change in the CPI between that date and the CPI at March 31, 2005.

ii.	Non-monetary assets (mainly inventories, spare parts and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets), deferred revenue and stockholders’ equity have been adjusted based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at March 31, 2005.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and their related expenses are recorded based on actuarial calculations (Note 13 - Retirement benefits).

iv.	Monetary revenue and expense have been adjusted based on the change in the CPI from the month in which transactions were recorded and the CPI at March 31, 2005.

v.	Non-monetary expenses (mainly depreciation, amortization and pension and other post-retirement benefit expenses) are adjusted based on the inflation-adjusted value of the corresponding asset (mainly property, plant and equipment, cellular concession and software, and pensions and other post-retirement benefits) in the accompanying consolidated balance sheet (paragraph (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing benefit (cost), net in the accompanying consolidated statement of operations (Note 15 - Financing benefit (cost), net).

d)	Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, Cantv.Net, Caveguías and CANTV Finance Ltd. The Company also consolidates the workers’ benefit fund (Note 14 - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned. All significant intercompany balances and transactions are eliminated in consolidation.

On October 24, 2003, a Special Stockholders’ Meeting of Altair, C.A. approved its dissolution and the transfer of its assets and liabilities to CANTV effective December 31, 2003. Until that date it was included as a subsidiary in the consolidated financial statements.

e)	Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, having original maturities of three months or less. The loss in purchasing power of bolivar-denominated cash and temporary investments is due to inflation, and foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

f)	Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies whose original nominal cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

g)	Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition or construction cost, adjusted for inflation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and overhead costs in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological “upgrades”) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of fixed assets and, in the case of amortization, over the period assigned to intangible assets (Note 2 - Company background and concession agreement - Cellular concession and Note 10 - Other assets).

In November 2004, based on technical studies, the Company revised and updated the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years.

h)	Computer software

The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. Internal-use software is defined as software which is acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

i)	Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. Company management believes that as of March 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets.

j)	Revenue recognition

Revenue for telecommunications services, including wireless services, access to Internet and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of credit and discount adjustments. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records as deferred assets billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly charges for telecommunications services and telephone directories.

Reimbursable subscriber rights from wireline service activation are recorded as a liability when reimbursable (Note 12 - Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve month period. The credits were granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In January 2004, the remaining balance of deferred revenues of Bs 3,344 related to the 2002 promotion was recognized.

During 2004, the Company began to defer revenue from wireless line activation fees charged to customers, which is recognized progressively over the estimated average time services are expected to be rendered and not at the moment of the sale. Prior to 2004, the Company did not charge customers significant amounts in respect of activation fees.

During November 2004, the Company launched “Promoción Navidad” for wireless subscribers effective until January 2005, which included bundling products and services such as cellular handsets, activation fees, credits and short messaging, among others. Revenues from activation fees will be deferred and recognized over an estimated average time in which customers are expected to remain with the Company. Credits for services earned by customers when making use of the promotion will be credited in equal installments during a five-month period beginning the month following the purchase of products. The amount of these credits generated deferred revenues, which will be amortized in equal installments over a five-month period.

The Company, as part of its sales strategy, offers incentives to distribution channels and customers. During 2003, commissions given to authorized agents and incentives on line activation and commissions given to card distributors were presented as operation, repair, maintenance and administrative expenses. In December 2004, the Company changed its accounting policy to record these commissions as a reduction of revenue in the corresponding caption in the consolidated statement of operations. This change was performed following current industry practices for recognition of cash incentives. The consolidated financial statements at March 31, 2004 have been reclassified for purposes of comparison (see (u) - Consolidated financial statement reclassifications).

k)	Provision for doubtful accounts

The Company maintains a provision for doubtful accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently reserves 3% of monthly billed revenue for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance is continuously assessed by management using several factors that affect the collectibility of accounts receivable. A review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within ninety days.

l)	Amortization of discount on issued promissory notes and commercial paper

The Company has issued discounted promissory notes and commercial paper denominated in bolivars. The discount is being amortized using the effective rate method (Note 11 - Long-term debt).

m)	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits as well as tax losses, except those from the tax inflation adjustment, are permitted to be carried forward for three years. The Law established a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on net assets adjusted for inflation (Note 17 - Taxes).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with VenGAAP, and taxable income for the period computed in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

Recording of deferred income tax assets is subject to a reasonable expectation of realization and a deferred tax asset can not be credited against results for an amount exceeding tax based on taxable income. Based on tax results from prior years and current conditions of economic uncertainty, the Company has not recorded the potential asset resulting from deferring the tax effect of temporary reconciling differences.

n)	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to five days salary per month, up to a total of sixty days per year of service. Labor-related indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employees earn an additional two days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of thirty days salary. Severance benefits must be calculated and either deposited monthly in an individual trust or a severance fund, or accrued in the employer’s accounting records, as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Law requires payment of an additional severance benefit up to a maximum of ninety days of current salary based on length of employment.

The Company has a worker’s benefit fund designed, among other things, to award employee excellence via the granting of Company shares (Note 14 - Stockholders’ equity - Worker’s benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and is determined based on the market value at the date the shares are granted.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit sharing distribution to all employees in amounts of up to 120 days of salary.

o)	Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries using real discount rates and salary increases to calculate projected benefit liabilities (Note 13 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over the expected average remaining future service of currently active employees until December 31, 2004. Beginning on that date, the amortization period is four years, which does not exceed the expected average remaining future service of currently active employees. Actuarial gains or losses may result from differences between assumptions used for their estimates (including inflation rates and asset returns) and actual results (Note 13 - Retirement benefits).

p)	Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 2,150/US$1 and Bs 1,920/US$1 as of March 31, 2005 and 2004, respectively (controlled rates, Note 21 - Exchange control and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net in the Financing benefit (cost), net shown in the accompanying consolidated statement of operations (Note 15 - Financing benefit (cost), net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

q)	Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Since most of CANTV’s and subsidiaries’ loans and other financing obligations are subject to market-variable interest, management believes that their carrying value approximates fair value. The Company has not identified financial assets qualified as derivatives. The Company recognizes transactions with financial instruments on their transaction date.

r)	Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 7 - Accounts receivable from Venezuelan Government entities).

The Company is also exposed to fluctuation risks on exchange and interest rates.

s)	Earnings (loss) per share

Earnings (loss) per share are based on 776,324,936 and 776,210,357 average common shares outstanding at March 31, 2005 and 2004, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

t)	Market risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it only invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not currently conduct futures operations with derivatives to reduce currency exchange rate risk; however, its cash reserves are in U.S. dollars. At present, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003.

u)	Consolidated financial statement reclassifications

Certain amounts from the March 31, 2004 consolidated financial statements have been reclassified for purposes of comparison, mainly as mentioned above (see (j) - Revenue recognition).

NOTE 4 - REGULATION

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Telecommunications Law enacted in 2000 and its Regulations, as well as the agreement (Note 2 - Company background and concession agreement).

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry of Infrastructure.

La Comisión Nacional de Telecomunicaciones (CONATEL) is an independent regulatory body under the direction of the Infrastructure Ministry, created by presidential decree in September 1991 (“CONATEL Decree”), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of concessions, licenses and administrative authorizations as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Superintendency for the Promotion of Free Competition) (Pro-Competencia), is also responsible for the promotion and protection of free competition.

a)	Tax regime

The 2001 Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax was 1.5% for 2004 and 2.5% for 2003.

b)	Tariffs

On February 22, 2001, pursuant to the New Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based. This “price-cap” system remains effective as of March 31, 2005.

On May 30, 2002, CONATEL published in the Official Gazette No. 37,454 the tariff regime for 2002, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited”, “Classic” and “Talk More For Less”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long-distance calls, CANTV was authorized to increase domestic and international long-distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively. The Company granted promotional discounts between 5.84% and 11.40% for these services.

In addition, the May 30, 2002 agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential customers, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4%. The second extraordinary adjustment related to fixed to mobile outgoing calls services and international long-distance. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved and published in Official Gazette No. 37,506 dated August 15, 2002. Tariff caps for international long-distance services did not require extraordinary adjustments.

An average increase of up to 25% to CONATEL’s non-regulated residential and non-residential customers and miscellaneous services tariffs came into effect beginning April 1, 2003, and a 12% increase for flat residential plan basic rent tariffs became effective pursuant to the maximum cap established in the Official Gazette No. 37,454 published on May 30, 2002.

On April 27, 2003, regular tariff increases became effective pursuant to the tariff agreement published in the Official Gazette No. 37,669 dated April 10, 2003. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, distributed in three portions in April, July and October for non-residential services and public telephones. Extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs 28 (nominal) for non-residential customers.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephone services were adjusted, pursuant to the Official Gazette No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs were 7.4% and 6.3% for public telephony.

c)	Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telecommunications services, except domestic and international long-distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) (Note 22 - Intent of Acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel) for the central and eastern regions of Venezuela, respectively. Infonet, Digitel and Digicel are presently operating.

On November 24, 2000, CONATEL issued regulations based on the new Telecommunications Law, which established the basic regulatory framework (Note 4 - Regulation - Telecommunications Law) to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnections, administrative authorizations and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Telcel) and Génesis Telecom, C.A. (Génesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative authorization to offer long-distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel, Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A., Totalcom Venezuela, C.A. (Totalcom), Etelix, Telcel, Entel Chile, S.A. (Entel), LD Telecom, Convergia de Venezuela, C.A. (Convergia), Corporación Telemic, C.A. and Corporación Intercall, C.A. (Intercall), most of which offer the service by means of prepaid cards (Calling Cards).

During the second quarter of 2001, the Company completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel, telecommunications operators which existed before the opening. Current operators maintaining interconnection agreements with the Company are: Telcel, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom, Convergia and Intercall. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long-distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long-distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long-distance network without the use of the long-distance operator’s identification code.

NOTE 5 - BALANCES IN FOREIGN CURRENCY

The Company has assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (t) - Market risk) as of March 31 as shown below:

	2005	2004
	(Expressed in millions of US$)
Cash and temporary investments	127	115
Accounts receivable, net	38	23
Other assets	7	41
Accounts payable	(124)	(51)
Short and long-term debt	(81)	(107)

Net (liability) asset position in foreign currency	(33)	21

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange control agreements that immediately established limits to foreign currency transactions (Note 21 - Exchange control).

NOTE 6 - ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable, net as of March 31 were comprised of the following:

	2005	2004
Subscribers:
Wireline telecommunications	413,618	379,202
Wireless telecommunications	81,157	59,571
Other telecommunications services	52,752	51,356
International carriers, net	52,267	17,822
Phonecard and prepaid card distributors	20,267	25,076
Accounts receivable from sale of INTELSAT	75,205	—
Other	8,424	25,998

	703,690	559,025
Less: Provision for doubtful accounts	(107,139)	(103,563)

	596,551	455,462

Unbilled revenue of Bs 109,493 and Bs 102,940 is included in accounts receivable as of March 31, 2005 and 2004, respectively (Note 3 (j) - Revenue recognition).

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8% and 7% of the Company’s consolidated revenues for the three months ended March 31, 2005 and 2004, respectively.

The following table shows accounts receivable from Government entities as of March 31:

	2005	2004
Years:
2005	66,839	—
2004	97,689	62,452
2003 and prior	61,518	138,125

Total accounts receivable from Venezuelan Government entities	226,046	200,577
Less: Long-term portion	(62,860)	(36,315)

	163,186	164,262

During the three months ended March 31, changes in accounts receivable from Government entities are shown below:

	2005	2004
Balance at the beginning of the period	227,958	173,134
Billings	86,239	68,793
Collections	(80,808)	(31,009)
Monetary loss	(7,343)	(10,341)

Balance at the end of the period	226,046	200,577
Less: Long-term portion	(62,860)	(36,315)

	163,186	164,262

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has substantially decreased.

To reduce the Government’s debt to CANTV, management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these assets.

During 2003, the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to Bs 68,470 (Bs 70,191 in nominal amounts), of which Bs 41,592 was applicable to centralized Government entities and the remaining Bs 26,878 to decentralized entities. As of March 31, 2005, Bs 57,095 of these bonds has become due and of this amount Bs 36,540 has been used to pay certain taxes and the remaining portion was recorded as temporary investments.

During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs 7,731 (Bs 8,081 in nominal amounts). Bs 5,314 was applicable to centralized Government entities and the remaining Bs 2,417 to decentralized entities.

CANTV’s management believes all amounts from Government entities will be collected either in cash or through Venezuelan National Public Debt Bonds and promissory notes issued by the Venezuelan Government.

NOTE 8 - INVENTORIES, SPARE PARTS AND SUPPLIES, NET

Inventories, spare parts and supplies, net as of March 31 were comprised of the following:

	2005	2004
Network equipment inventories	206,232	105,478
Equipment for sale	163,383	46,031
Prepaid cards	3,054	5,015

	372,669	156,524
Less: Allowance for obsolescence	(62,271)	(34,387)

	310,398	122,137

Sales and inventory equipment for sale balances increased substantially during the effectiveness of the exchange control regime, since the Company has increased its participation as direct importer and distributor of cellular handsets.

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of March 31 were comprised of the following:

	Useful lives (Years)	2005	2004
Plant
Wireline telecommunications	3 to 32	14,876,544	16,243,541
Wireless telecommunications	2 to 20	1,364,497	1,180,314
Other telecommunications services	5 to 13	54,538	53,677
Buildings and facilities	5 to 25	3,716,834	3,254,224
Furniture and equipment	3 to 7	594,091	637,155
Vehicles	3 to 5	96,806	56,902

		20,703,310	21,425,813
Less: Accumulated depreciation		(16,880,979)	(17,218,461)

		3,822,331	4,207,352
Land		88,854	100,240
Construction work in progress		217,676	90,211

		4,128,861	4,397,803

Depreciation expense for the three months ended March 31, 2005 and 2004 amounted to Bs 192,543 and Bs 275,462, respectively.

Labor and overhead costs included under construction work in progress amounted to Bs 5,809 and Bs 3,239 for the three months ended March 31, 2005 and 2004, respectively.

As of March 31, 2005, work in progress mainly includes ongoing projects for the expansion of the new mobile technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

NOTE 10 - OTHER ASSETS

Other assets as of March 31 were comprised of the following:

	2005	2004
Information systems (software), net of accumulated amortization	309,925	332,566
Investments in equity	339	52,998
Investment in Government obligations	—	42,018
Prepaid taxes	—	9,297
Other	17,608	4,040

	327,872	440,919

Software includes the cost of computer systems for internal use, net of accumulated amortization and the cost of satellite usage rights that are amortized over three to seven years based upon the terms of contracts that grant such usage rights. Amortization expense amounted to Bs 19,832 and Bs 25,677, for the three months ended March 31, 2005 and 2004, respectively. Accumulated amortization amounted to Bs 1,174,462 and Bs 862,758 as of March 31, 2005 and 2004, respectively.

Investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. representing 1.12% and 1.44% of their capital stock, respectively. The Company classifies these investments as “Available for sale” and the fluctuation in their fair value, including exchange differences, is presented in the statement of changes in stockholders’ equity under Translation and other adjustments.

In July 2004, CANTV’s Board of Directors approved the sale of the investment in New Skies Satellites N.V. In November 2004, the effective sale was approved in the amount of US$11,479,355 (equivalent to Bs 22,040).

In September 2004, CANTV’s Board of Directors also approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On October 20, 2004, the sale was approved at the annual Regular Stockholders’ Meeting. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of US$34,978,950 equivalent to Bs. 75,205, which generated a net gain recorded in the Company’s results of Bs. 121,337, including the realization of Bs. 76,986 previously included in translation adjustment and other in equity.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation. Until July 2001 this investment was recorded by CANTV under the equity method and the adjustment resulting from the translation into bolivars of the financial statements of INTELSAT was included in CANTV’s stockholders’ equity.

As of March 31, 2004, investments in Government obligations include bonds received from the Venezuelan Government, the most significant one being for Bs 16,141 (Bs 19,411 in nominal amounts) with a variable interest rate, payable quarterly, due on November 18, 2005. As of March 31, 2005, bonds received from the Government are recorded as temporary investments based on due dates lower than three months. During 2004, management changed their classification from “Investments held to maturity” to “Available for sale.” Variations in the fair value of these investments are shown in the statement of changes in stockholders’ equity under Translation and other adjustment until their effective sale.

NOTE 11 - LONG-TERM DEBT

Long-term debt as of March 31 was comprised of the following:

	2005	2004
Bank loans in Japanese yen at a fixed annual rate of 5.8% at March 31, 2005 and 2004, maturing in 2009	87,160	115,799

IFC loans in U.S. dollars at variable interest rates:

a. Six-month LIBOR plus a financial margin between 1.75% and 3%, (averaging 5.06% and 4.18% at March 31, 2005 and 2004, respectively), maturing through 2005	53,750	55,583

b. Six-month LIBOR plus a financial margin of 2% (averaging 3.86% and 3.11% at March 31, 2005 and 2004, respectively), maturing through 2007	23,516	34,044

c. Six-month LIBOR plus a financial margin of 1.75% and 3% (averaging 3.61% and 2.86% at March 31, 2005 and 2004, respectively), maturing through 2005	10,750	33,350

Promissory notes in bolivars, at a fixed annual rate of 23.5%, maturing through 2005	—	24,659

Bank loans in bolivars at fixed and variable annual rates of 22.20% and 22.52% at March 31, 2005 and 2004, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs 10,500	38,090	15,233

Notes payable and debt to suppliers in U.S. dollars at a fixed annual rate of 5.48% maturing in 2004	135	175

Commercial paper issued at discount at an annual rate of 12.59%, maturing in June 2005	87,259	—

Total debt	300,660	278,843
Less: Current portion	(215,978)	(55,752)

Total long-term debt	84,682	223,091

In February 1997, the Company prepaid the outstanding debt balance under the refinancing agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for US$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In January 2004 and February 2002, the Company made payments of US$100 million in respect of such Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of March 31, 2005, the outstanding balance is ¥4,328 million.

On June 7, 1996, the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, the Company assumed loan commitments amounting to approximately US$261 million, of which US$175 million was received on that date. Of this amount, US$75 million was used in the Company’s modernization and expansion program stipulated in the Concession and for other capital expenditures. The remaining US$100 million represents the conversion into longer-term debt of outstanding debt under the refinancing agreement with creditor banks.

In March 1998, the Company repaid US$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance Ltd., a wholly owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of US$25 million is due in a single payment in 2005. This loan bears interest at LIBOR plus a financial margin and an additional amount of up to 3%, based on the Company’s annual net income expressed in U.S. dollars, payable semi-annually. Pursuant to the agreement with IFC, the Company may pay dividends only if it is current with its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company has complied with these covenants as of March 31, 2005.

In 1997 Movilnet, a subsidiary providing cellular services, signed an agreement with the IFC for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of March 31, 2005, the balance of this debt is US$16 million.

In September 2000, the Company issued at a discount promissory notes in bolivars amounting to Bs 28,000, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between five and ten years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to US$100 million or the equivalent in bolivars was approved. On September 30, 2004, Comisión Nacional de Valores (the Venezuelan Securities and Exchange Commission) (CNV) approved the first issue of commercial paper for up to Bs 80,000. As of March 31, 2005, six series were issued for a total of Bs 80,000 in respect of the first issue, all of which was placed in the market at a discount and an annual interest rate of 12.50% and 12.59%, maturing in June and July 2005.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within ninety days following approval by

CNV. As of March 31, 2005, one series was issued for a total of Bs 11,200 in respect of the second issue, of which Bs. 10,356 has been placed in the market at a discount and an annual interest rate of 12.50%, maturing in September 2005. The remaining portion of Bs. 844 was placed in April 2005.

As of March 31, 2005, estimated debt payments are: Bs 200,387 in 2005, Bs 31,845 in 2006, Bs 31,999 in 2007, Bs 22,785 in 2008 and Bs 13,644 thereafter, translated into bolivars at the exchange rate at this date.

NOTE 12 - OTHER CURRENT LIABILITIES

Other current liabilities as of March 31 were comprised of the following:

	2005	2004
Concession tax	48,640	45,538
Subscriber rights	76,394	80,039
Accrued liabilities	73,703	50,694
Income, value added and other taxes (Note 16 - Taxes)	44,077	32,771
Interest payable	2,014	3,818
Technical and administrative services of stockholders’ affiliates	11,352	6,771
Other	19,712	8,813

	275,892	228,444

Subscriber rights represent up-front payment from wireline subscribers when services are activated.

NOTE 13 - RETIREMENT BENEFITS

Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of March 31, 2005 and 2004, the Company has a trust fund related to this plan amounting to Bs 663,756 (includes US$263.3 million) and Bs 635,298 (includes US$243.7 million), respectively, to cover plan benefits for eligible employees.

Assumptions used to calculate the projected benefit obligations are shown below:

	2005	2004
Discount rate	6.62%	7%
Expected return on plan assets	7%	6%
Compensation increase rate	1.96%	2%

These assumptions represent estimates of actual interest and compensation increase rates rather than nominal rates.

Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2005	2004
Discount rate	6.61%	7%
Projected medical cost	1.96%	2%

These assumptions represent estimates of actual interest rates and actual increases of projected medical costs rather than nominal rates.

By the end of 2004, the Company had completed the review of the actuarial assumptions in light of the changing economic and business environment in Venezuela. The discount rate was set at 7% decreasing in the long term to 5%, equivalent to an effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits; compensation rate increase at 2% and decreasing in the long term to 1%, equivalent to an effective rate of 1.96%; employee turnover rate changed from 10% in accordance with years-of-service scales and the expected return on plan assets from 6% to 7%.

Protection plan

The Company has a pension benefit plan denominated Special Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs 30,000 (in nominal amounts), as well as those retirees who are over sixty years old with pension payments between Bs 30,001 (in nominal amounts) and Bs 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal amounts) at the Company’s discretion. As of March 31, 2005 and 2004, the Company has a trust fund for this plan on behalf of employees of Bs 27,507 (includes US$4.0 million) and Bs 21,721 (includes US$3.9 million), respectively. The Company has no obligation to increase this plan.

Temporary support and solidarity program

In August 2004, the Company decided to create a new program for those pensioners and retirees who for some reason are not beneficiaries of the pension established by the Instituto Venezolano del Seguro Social (Venezuelan Institute of Social Security) (IVSS), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit pensionees and retirees older than 49 years and six months.

This program is a benefit provided voluntarily by CANTV. As of March 31, 2005, the Company has a liability related to this program of Bs 8,313.

NOTE 14 - STOCKHOLDERS’ EQUITY

Dividends

The Venezuelan Code of Commerce, Capital Markets Law and the Rules issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contain certain restrictions limiting the Company’s ability to pay cash dividends (Note 11 - Long-term debt). The Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, should the Company have accumulated losses, net income shall be used to offset such deficit.

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities (based on the audited financial statements), net of debt and interest payments scheduled for the following year. In accordance with current Venezuelan legislation, annual payment of dividends will be made in bolivars in quarterly installments following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

On December 7, 2004, a Special Stockholders’ Meeting declared a dividend of Bs 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs 36.9 each at March 31, 2005, as shown below:

Stockholders	Class	Number of shares (In thousands)
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401
Telefónica Venezuela Holding B.V.	A	54,407
Banco Mercantil	A	367
Inversiones TIDE, S.A.	A	3
Banco de Desarrollo Económico y Social de Venezuela	B	51,900
Workers Trusts and Employees	C	44,053
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009
Public Stockholders	D	401,185

		776,325
Worker’s benefit shares	C	10,816

		787,141

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors. Thereafter, they may elect only one member together with all other stockholders. A majority of Class “B” share holders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors, provided such Class “C” shares represent at least 8% of CANTV’s capital stock, and the right to elect one member, provided that such shares represent at least 3% of CANTV’s capital stock.

Class “D” shares arise from the conversion of Class “A”, “B” and “C” shares as described above or of capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders, any members of the Board of Directors at the moment Class “B” and “C” stockholders lose this right.

In November 1996, the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the Company’s capital stock at US$30 per ADS, equivalent to US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by cancelling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

Workers’ Benefit Fund

In 1993 the Company set up a trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as expense to the extent that the workers earn stock awards. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of March 31, 2005 , the trust maintains 10,815,913 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock.

In 2004, the Company released against retained earnings Bs 71,193 from the legal reserve in respect of an excess maintained over and above 10% of capital stock adjusted for inflation as of December 31, 2004. This excess is in respect of the portion of legal reserve which corresponded to the capital stock reductions which was not released at the time those reductions occurred.

NOTE 15 - FINANCING BENEFIT (COST), NET

Financing benefit (cost), net for the three months ended March 31 is shown below:

	2005	2004
Interest income	22,273	16,741
Interest expense	(5,409)	(6,444)
Exchange gain (loss), net	26,185	(5,111)
Monetary result for the period (Note 16)	(19,157)	(15,176)

Financing benefit (cost), net	23,892	(9,990)

Exchange gain (loss), net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of March 31, 2005 and 2004 (Note 5 - Balances in foreign currency). In addition, exchange gain (loss), net at March 31, 2005 includes Bs 39,412 from the translation adjustment recorded in stockholders’ equity in respect of the sale of INTELSAT (Note 10 - Other assets).

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively ended the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The Central Bank of Venezuela (BCV) purchased and sold foreign currency in the market through an auction system with foreign exchange market operators. A significant devaluation of the bolivar took place during the initial business days of the free foreign currency fluctuation system. Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange control regime (Note 21 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 12% and 20% for the three months ended March 31, 2005 and 2004, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period; inflation for the three months ended March 31, 2005 and 2004 was 3.3% and 6.4%, respectively.

NOTE 16 - MONETARY POSITION

For the years ended March 31 gain (loss) from exposure to inflation is shown below:

	2005	2004
Net monetary asset position at the beginning of the year	152,263	159,127
Income and expense, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	605,676	171,161
Additions to non-monetary assets and liabilities	(365,008)	106,698
Pension plan and post-retirement benefits payments	(21,272)	(22,913)
Dividends declared	(392,044)	(494,237)
Exchange gain (loss), net	26,185	(5,111)

Estimated net monetary asset (liability) position at the end of the period	5,800	(85,275)
Net monetary liability position at the end of the year	(13,357)	(100,451)

Monetary result for the year	(19,157)	(15,176)

NOTE 17 - TAXES

Income tax

In accordance with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity. This tax inflation adjustment differs from the book inflation adjustment, which is not taken into account for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular tax inflation adjustment, the provision for doubtful accounts, pension plan and provisions for legal and tax contingencies.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years. As of March 31, 2005 , CANTV does not have any carry-forward tax credits. Cantv.Net, however, has the following investment tax credit carry-forwards available:

	Origin	Bs	Carried forward until
Cantv.Net	2002	726	2005
	2003	397	2006
	2004	307	2007

		1,430

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments.

On December 28, 2001, Law No. 71 containing the Income Tax Law Amendment was published in Official Gazette No. 5,566. The following are the most significant changes:

a.	Compensation of foreign losses with domestic income or losses will not be admitted.

b.	Dividend tax regulations establish that the book income to be taken into account is that approved by the Stockholders’ Meeting based on the consolidated financial statements prepared in conformity with VenGAAP.

c.	The implementation of a 1% tax advance in the event that share dividends are paid. This tax advance will be computed based on the total value of the dividend declared.

d.	Elimination of the expense rejection rule for payments where income tax withholding agents do not abide by formal duties established in the special tax withholding regime.

e.	Certain standards were modified and others included in the tax inflation adjustment regime.

On September 24, 2003, Decree No. 2,507 of the Income Tax Law Regulations was published in the Official Gazette No. 5,662, superseding Decree No. 2,940 dated May 13, 1993. These regulations are based on the current Income Tax Law.

Business assets tax (BAT)

Business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of March 31, 2005, CANTV does not have any carry-forward tax credits. However, its subsidiary Cantv.Net has tax credits amounting to Bs 946 (in nominal amounts), of which Bs 357 may be used until 2005 and BAT credits generated in 2004 amounting to Bs 588 may be used until 2007.

On August 17, 2004, the Law repealing this tax was published in Official Gazette No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

In May 1999, the Venezuelan Government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of March 31, 2005 the applicable rate is 15% (16% from

December 2003 until August 2004). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

In March 2002 the Venezuelan Government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until December 2004. During the three month ended March 31, 2005 and 2004, CANTV and its subsidiaries incurred bank debit tax expense of Bs 4,238 and 4,946, respectively.

NOTE 18 - TRANSACTIONS WITH RELATED PARTIES

In the normal course of business and as limited by applicable refinancing agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc (Verizon). Balances of these transactions for the three months ended March 31 are shown below:

	2005	2004
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	38,241	432

Technical and administrative assistance expenses	205	22,832

Net expense related to the settlement of international telephone traffic with affiliates	(284)	(1,031)

Transactions for technical and administrative assistance are in respect of consulting services, development of technologies, strategic planning and analysis, training and personnel services, among others.

As of March 31, 2005 and 2004, the Company has interest-free accounts payable to Verizon of Bs 38,861 and Bs 42,215, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

The Company has the following commitments and contingencies:

a)	Capital expenditures

The Company’s payment commitments as of March 31, 2005 in respect of capital expenditures amount to approximately US$92 million.

b)	Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment amounted to Bs 25,259 as of March 31, 2005.

c)	Litigation

The Company is a party to a number of legal and administrative proceedings which are presented below:

In May 2000 and December 1999, the Venezuelan Tax Authorities (SENIAT) notified CANTV and Movilnet of additional tax assessments amounting to Bs 271,179 and Bs 26,954, respectively, in nominal amounts. These assessments were mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to note that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending.

In June 2002, Caveguías was subject to a similar additional tax assessment by SENIAT of approximately Bs 44,312, expressed in nominal amounts. These assessments were in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999. The Tax Authorities objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision.

In June 2003, a commercial associate introduced a request for arbitration before the Caracas Arbitration Center of the Chamber of Commerce, claiming default in compliance with an agreement and damages of Bs 20,399 against Movilnet. On October 8, 2003, Movilnet responded to this claim and on January 16, 2004 a proceeding began in the Arbitration Court. In September 2004, this Arbitration Center decided in favor of the commercial associate and required a payment by the Company of Bs 8,000, which was paid in January 2005.

During February 2004, CANTV Telecommunications Centers were subject to additional tax assessments by the Tax Authorities in two states of the central region of the country. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunications Centers could call on CANTV’s responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunications Centers as co-participants. The portion to be assigned to each party is currently being determined. During 2004 CANTV has set aside a provision for this contingent liability.

In May 2004, Digitel filed a lawsuit against CANTV with the Supreme Tribunal claiming damages in the amount of Bs 9,600 (in nominal amounts) for differences in the exchange rate applicable to interconnection charges. Management and its legal counsel believe there is a high probability that a final decision will be favorable to CANTV.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and Cantv.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax for wireless services. In the case that these inspection reports turn into tax assessments, the total amount objected would be Bs 4,689 for CANTV, Bs 36,564 for Movilnet and Bs 381 for Cantv.Net. The issuance of the final resolution by CONATEL in respect of the Administrative Summary is currently being awaited to assess filing the respective appeals. Based on the opinion of its external legal counsel, the Company has not set aside a provision in respect of these inspection reports.

In September 2004, the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payments filed against CANTV by the Venezuelan National Telephone Federation of Retirees and Pensionees (FETRAJUPTEL).

Later, in January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal filed by the Venezuelan National Telephone Association of Retirees and Pensionees (AJUPTEL-Caracas) against the aforementioned decision of September 2004 and, consequently, the Constitutional Chamber declared the decision annulled and submitted the case to the Social Chamber for a new ruling.

The Constitutional Chamber’s decision issued in January 2005 also indicates that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage. CANTV’s management, based on the advice of its external legal counsel, considers that certain matters subject to review will again be ruled in favor of CANTV, and for the other matters the Company has estimated the additional contingent liability. In accordance with applicable accounting principles, this contingency is considered probable and, therefore, this contingent liability was recorded in the consolidated financial statements as a provision for contingencies as of March 31, 2005.

The provision was estimated by CANTV’s management based on what the Company considers will be the most probable outcome of this labor-related lawsuit. However, it is not possible to determine the exact amount of this potential liability until a new ruling by the Social Chamber is issued.

In addition, CANTV is defendant in an important number of labor-related lawsuits and claims for approximately Bs 176,676, in nominal amounts, most of which are in respect of special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation between the parties involved and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases will be resolved in the Company’s favor and that provisions set aside for Bs 114,855 are reasonable as of March 31, 2005 to cover these contingent risks.

d)	Concession mandates

No mandatory plant modernization is currently required under the concessions.

Current regulations require that Basic Service Telecommunications Operators install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of March 31, 2005, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on quality service applicable to all basic services operators. This Administrative Ruling was published in the Official Gazette No. 37,968 as of June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. Through the Administrative Ruling No. 530, published on December 13, 2004, CONATEL granted an extension until December 31, 2004 for operators to adapt their measurement systems and mechanisms.

NOTE 20 - SEGMENT REPORTING

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides domestic telephone services, international long-distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for three months ended March 31, 2005 and 2004, and assets as of March 31, 2005 and 2004, are shown below:

	2005	2004
Wireline services:

Operating revenue	225,017	255,312
Local services	74,863	73,926

Domestic long-distance	299,880	329,238

Local and domestic long-distance	28,303	29,092
International long-distance	222	(901)

International carriers, net	28,525	28,191

Total international long-distance	175,198	158,973

Fixed to mobile outgoing calls	31,811	25,908

Interconnection incoming	227,038	268,230

Other services
Total operating revenue	762,452	810,540

Intersegment operating revenue	(94,173)	(153,589)

Operating income (loss)	42,792	68,915

Depreciation and amortization	167,762	258,305

Capital expenditures, net	62,208	29,300

Assets at the end of the period	6,760,614	6,945,934

Wireless services:

Operating revenue
Access	27,979	18,556
Airtime	166,989	124,404
Interconnection	125,825	90,506
Special services	83,581	62,610
Equipment sales	47,081	27,694
Other	23,859	15,307

Total operating income	475,314	339,077

Intersegment income	(85,857)	(65,324)

Operating income	141,232	(984)

Depreciation and amortization	42,198	38,611

Capital expenditures, net	67,292	38,386

Assets at the end of the period	2,281,717	2,218,311

The reconciliation of segment operating revenues, operating income and assets to the consolidated financial statements as of March 31 are shown below:

Reconciliation of operating revenues:

	2005	2004
Reported segments	1,237,766	1,149,617
Other telecommunications-related services	68,954	45,529
Elimination of intersegment operating revenues	(195,116)	(239,270)

Total operating revenues	1,111,604	955,876

Reconciliation of operating income:

	2005	2004
Reported segments	184,024	67,931
Other telecommunications-related services	17,807	2,920
Elimination of intersegment operating income	765	550

Total operating income	202,596	71,401

Reconciliation of assets:

	2005	2004
Reported segments	9,042,331	9,164,245
Elimination of assets	(2,367,498)	(2,806,185)
Other telecommunications-related services	307,853	359,771

Assets at the end of the period	6,982,686	6,717,831

NOTE 21 - EXCHANGE CONTROL

By means of an agreement between the Venezuelan Government and BCV, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette No. 37,627 (collectively the “Agreements”). The Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Agreements. The Agreements, among other things, establish the following conditions:

a)	BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Commission for the Administration of Foreign Currency (CADIVI) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Agreements;

c)	The applicable exchange rates subsequent to the Agreements’ effective dates were Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the exchange agreement. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI was US$212 million and US$52 million, respectively.

On February 6, 2004, the Finance Ministry, together with the BCV, modified the exchange rate set out under Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs 1,915.20/US$1 for purchase and Bs 1,920/US$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective beginning that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to timely approve the purchase of foreign currency, the Company acquired US$74.2 million (nominal value) of Venezuelan National Public Debt Bonds in August

2003. These bonds were denominated in U.S. dollars and paid in bolivars at the official exchange rate of Bs 1,600/US$1. In September 2003 these bonds were sold at market value, and a loss of Bs 47,781 was recognized in the results of the Company and included in the consolidated statement of operations as Other expenses, net in that month.

As of March 31, 2005, the Company had applied to CADIVI for a total of US$974.9 million, since the establishment of the exchange control regime. As of March 31, 2005, CADIVI has approved US$883.4 million, of which US$706.6 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

NOTE 22 - INTENT FOR THE ACQUISITION OF DIGITEL

On November 5, 2004, CANTV’s Board of Directors approved a Letter of Intent with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of US$450 million, which includes granting a loan to Digitel in the equivalent amount in bolivars of US$225 million for the prepayment of Digitel’s debt, subject to the approval of CADIVI for the receipt of foreign currency by Digitel; and the payment for the value of the shares. This transaction is subject to the approval of CONATEL and Pro-Competencia and, to date, no approval has been obtained and no payment has been made in this connection.

NOTE 23 - ADOPTION OF INTERNATIONAL REPORTING FINANCIAL STANDARDS

Pursuant to Resolution No. 157-2004 published on the Official Gazette No. 38,085 dated December 13, 2004, CNV resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to International Financial Reporting Standards (IFRS) beginning January 6, 2006 with IFRS’s effective on January 1, 2005. In addition, these companies must prepare and present to CNV a balance sheet as of December 31, 2004 according to IFRS together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS, which will be only used to evaluate the effects of this adoption.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes
Chief Financial Officer

Date: May 16, 2005